M.D.C. HOLDINGS, INC.

Cutting



Edge...

"MDC HAS JOINED AN ELITE GROUP WITHIN THE HOMEBUILDING INDUSTRY WITH INVESTMENT GRADE RATINGS FROM ALL THREE MAJOR CREDIT RATING AGENCIES."

Larry A. Mizel
Chairman and Chief Executive Officer

ANNUAL REPORT TO SHAREOWNERS

MISSION STATEMENT:

The mission of MDC is to build and finance the highest quality homes at affordable prices, designed to meet our customers' needs. Our objectives are to create homeowner satisfaction and lasting value for our customers, increase returns for our shareowners, and provide a rewarding work environment for our employees that encourages the pursuit of excellence, personal growth, teamwork, and support of the communities in which we live.

TABLE OF CONTENTS:

ON THE CUTTING EDGE OF THE HOMEBUILDING INDUSTRY...

AS ONE OF ONLY FIVE HOMEBUILDERS WITH INVESTMENT GRADE RATINGS FROM ALL THREE MAJOR CREDIT RATING AGENCIES, MDC IS A PROVEN LEADER IN OUR INDUSTRY. FOR THE PAST 32 YEARS, WE HAVE DEMONSTRATED OUR UNWAVERING COMMITMENT TO MAKING THE AMERICAN DREAM A REALITY FOR FAMILIES ACROSS THE UNITED STATES.

—one home, one buyer, one dream at a time.





MDC FINANCIAL HIGHLIGHTS

(Dollars in thousands, except per share amounts)

	2003	2002	2001	2000	1999
ORDERS FOR HOMES, CLOSINGS, BACKLOG AND ACTIVE SUBDIVISIONS					
Orders for Homes, net	**12,630**	9,899	7,701	7,835	7,232
Home Closings	**11,211**	8,900	8,174	7,484	7,221
Homes in Backlog at Year-End	**5,593**	4,035	2,882	3,292	2,941
Backlog Sales Value at Year-End	**$1,600,000**	$1,120,000	$ 760,000	$ 775,000	$ 600,000
Active Subdivisions at Year-End	**198**	178	137	133	131
TOTAL REVENUES, MARGINS AND SELLING PRICES					
Total Revenues	**$2,920,070**	$2,318,524	$2,125,874	$1,751,545	$1,567,638
Home Gross Margins	**24.1%**	23.0%	23.2%	22.3%	19.3%
Excluding Interest in Home Cost of Sales	**25.0%**	23.9%	24.4%	23.6%	21.2%
Average Selling Price per Home Closed	**$ 254.3**	$ 254.0	$ 254.1	$ 227.3	$ 211.4
INCOME AND RETURNS					
Pre-Tax Operating Income	**$ 348,223**	$ 274,044	$ 255,387	$ 203,201	$ 148,453
Net Income	**$ 212,229**	$ 167,305	$ 155,715	$ 123,303	$ 89,392
Average Diluted Shares Outstanding *(Thousands)*	**30,303**	30,529	29,955	29,212	30,156
Net Income per Diluted Share	**$ 7.00**	$ 5.48	$ 5.20	$ 4.22	$ 2.96
Net Operating Return on Revenues	**7.3%**	7.2%	7.3%	7.0%	5.7%
DEBT, EQUITY AND LIQUIDITY					
Total Homebuilding and Corporate Debt	**$ 500,179**	$ 322,990	$ 174,503	$ 264,444	$ 214,389
Stockholders' Equity	**$1,015,920**	$ 800,567	$ 653,831	$ 482,230	$ 389,023
Book Value per Outstanding Share	**$ 34.40**	$ 27.54	$ 22.36	$ 17.10	$ 13.10
Homebuilding / Corporate Net Debt-to-Capital Ratio	**0.24**	0.27	0.17	0.34	0.31
Unrestricted Cash and Available Borrowing Capacity Under Lines of Credit	**$ 779,407**	$ 618,774	$ 491,770	$ 342,583	$ 300,539





PARIS G. REECE III
Executive Vice President and Chief Financial Officer

LARRY A. MIZEL
Chairman and Chief Executive Officer

DAVID D. MANDARICH
President and Chief Operating Officer

STRENGTH

"2003 WAS THE STRONGEST AND MOST SUCCESSFUL OF OUR 32 YEARS IN BUSINESS. THE MILESTONES WE ACHIEVED THIS YEAR NOT ONLY HELPED US DELIVER THESE OUTSTANDING RESULTS, BUT THEY ALSO PUT US IN POSITION TO EXCEL IN 2004."

- Larry A. Mizel, Chairman and Chief Executive Officer

ANOTHER STRONG YEAR

2003 was another year of record-setting performance for MDC. We achieved new highs for revenues, net income, home orders and home closings. And both our homebuilding and mortgage lending businesses produced the best results in our history.

The hard work, skill and commitment of our more than 2,800 employees resulted in our closing 11,211 homes and generating revenues of $2.9 billion and net income of $212 million, or $7.00 per share – a record for the sixth consecutive year. During the third quarter of 2003, we proudly delivered our 100,000th home since we began building homes in 1977. This milestone demonstrates our tradition of success in, and commitment to, this industry.

The strong demand for new homes in most of our markets, combined with our successful expansion in new and existing markets, produced a record 12,630 home orders in 2003, which is almost 30 percent higher than in 2002. This strength continued through the end of the year, as we extended our string of record monthly home orders to 22 months with a 40 percent year-over-year increase in December. Our order growth contributed to our highest ever year-end backlog of 5,593 homes, valued at $1.6 billion, enabling us to begin 2004 with great momentum.

The primary factors contributing to our success in 2003 were our disciplined financial management and commitment to excellence. New purchasing strategies, technology initiatives and other operational improvements helped us to better manage our resources and strengthen our already solid financial position.

INVESTMENT GRADE PERFORMANCE

We are particularly pleased that our position as a performance leader in the homebuilding industry was validated by the three major credit rating agencies in 2003. During the year, Standard & Poor's, Moody's Investors Service and Fitch Ratings issued ratings upgrades of MDC's senior notes, all at the "investment grade" level. These actions place MDC among an elite group of only five homebuilders that have received investment grade ratings from all three agencies.

Each agency recognized our outstanding returns, disciplined approach to expansion, increased geographic diversification of our operations, conservative land acquisition policies and strong balance sheet. Achieving investment grade status has been a long-standing goal for our Company and is a source of tremendous pride for all of us at MDC.

STRENGTHENED BALANCE SHEET

Our balance sheet has never been more solid, and our performance in 2003 further strengthened our financial position. Among our accomplishments, we:

- *Accumulated more than $1 billion in stockholders' equity by the end of 2003.*



- *Issued $350 million of 5 1/2 percent 10-year senior notes, and redeemed our $175 million of 8 3/8 percent senior notes.*

- *Lowered our net debt-to-capital ratio to .24, one of the lowest in our industry.*

- *Generated a 140 basis point increase in our return on average equity, exceeding 20 percent for the sixth year in a row.*

- *Ended the year with almost $780 million in cash and borrowing capacity, with no outstanding borrowings on our $600 million homebuilding credit facility.*

Our primary objective has been to translate the strength of our balance sheet and our superior returns into shareowner value. We have sought to accomplish this with a balanced program focused on investments in our Company's growth, complemented by share repurchases and the payment of dividends. Accordingly, in the first quarter of 2003, we repurchased almost 800,000 shares of MDC common stock at an average restated cost of just over $33 per share. This price is lower than our year-end stockholders' equity per share of $34.40. In addition, in August we raised our quarterly dividend by over 70 percent to $.125, which is among the highest in our industry.

CONTINUED EXPANSION

The big story for MDC in 2003 was growth. We continued to expand in most of our existing markets, which we expect to fuel the majority of our growth in 2004. We initiated start-up operations in five new markets, with Houston and San Antonio expected to produce home closings in 2004, and Chicago, West Florida and Philadelphia / Delaware Valley contributing to our growth in 2005. And finally, in September, we acquired the assets of Crawford Homes, a small builder in Jacksonville, giving us immediate entry into this market.

One of the hallmarks of MDC is our experienced management team and our highly skilled employees. As the Company grows, we have an increasing need for capable leaders throughout our organization. By instituting training and development programs for staff at all levels, as well as other initiatives designed to make MDC a better place to work, we have been able to attract, develop and retain the high-caliber people needed to continue profitable growth.

Our achievements in 2003 give us great confidence that we can continue as one of America's top homebuilders in 2004 and beyond. Looking ahead, we are positioned to capitalize on an improving economy, strong demographic trends and competitive advantages available to large, well-capitalized builders like MDC. As a result, we expect 2004 to be another great year for our Company.

To our employees, whose dedication and hard work made this year so successful, we extend our sincere appreciation. We also appreciate the work of our subcontractors and other business partners who have helped us become a bigger, stronger Company. Our successes have been made possible by the commitment and vision of our Board of Directors, for whom we are extremely grateful. And finally, on behalf of our entire management team, we express our gratitude to you, our shareowners, for your continued support of our Company.

LARRY A. MIZEL
Chairman and Chief Executive Officer

DAVID D. MANDARICH
President and Chief Operating Officer

PARIS G. REECE III
Executive Vice President and Chief Financial Officer

Rating agency: MOODY'S INVESTORS SERVICE

"The upgrades reflect the Company's success in diversifying its profit base away from Colorado, its consistent generation of some of the strongest financial ratios within the homebuilding industry, its conservative financial practices and cautious land position, the strong, largely organic growth rate, the growing equity base, and significant management ownership… the Company has produced some of the strongest financial ratio performance in the industry. Among its peer group, MDC generated over the three-year period 2000-2002 the highest EBIT and EBITDA margins, the strongest interest coverage, and the best returns (ROA and ROE) despite carrying the lowest debt leverage. This performance was achieved with some of the most conservative financial policies and practices in the industry as well."

ANNOUNCED JANUARY 16, 2003 •

EXCELLENCE

"AS PART OF OUR ONGOING COMMITMENT TO INCREASE SHAREOWNER VALUE, MDC REMAINS FOCUSED ON GROWTH, GEOGRAPHIC DIVERSIFICATION AND OPERATIONAL INITIATIVES THAT WILL CONTINUE TO IMPROVE OUR PERFORMANCE OVER THE LONG-TERM."

- Paris G. Reece III, Executive Vice President and Chief Financial Officer

DISCIPLINE BREEDS INDUSTRY LEADERSHIP

Our achievements in 2003 exemplify the strength and resilience of the homebuilding industry. More importantly, they evidence the soundness of our conservative and disciplined approach to the business.

Despite the economic concerns and global uncertainties our nation faced at the beginning of 2003, we and the other large public homebuilders achieved record results, supported by historically low mortgage interest rates, increasing consumer confidence and a constrained supply of new homes in growth markets. In fact, the public homebuilders have produced solid financial results for the last decade, more than doubling the industry's average return on equity over that period of time. This consistent, long-term improvement in performance demonstrates that the industry is not as cyclical as it was in the 1970s and 1980s. And with favorable demographic trends and an improving economy expected to produce renewed job growth in 2004, the future appears brighter, even with the prospect of somewhat higher interest rates.

MDC's results in 2003 cap a decade of growth that has significantly outpaced the industry, with revenues increasing annually by more than 15 percent and profit improvements averaging over 35 percent each year. As validated by the rating agencies, this growth has placed MDC among the best in our industry for financial strength and performance.

Our conservative financial policies and business practices underscore the significance of this accomplishment. The foundation of MDC's operating model is a strong balance sheet and maintaining substantial available capital. With over $1 billion in stockholders' equity and almost $780 million in cash and borrowing capacity at the end of 2003, MDC is well-prepared to execute a business model designed to maximize risk-adjusted returns on our investments. This model should position us to continue our disciplined and well-managed growth as we pursue the goal we set at the end of 2001 to double our size, both top and bottom line, in five years or less.

Complementing our record-setting operating results in 2003, we made great strides in advancing several key initiatives that should help us achieve our five-year growth objectives. These initiatives include expanding our presence in key growth markets; improving our operational efficiency; and advancing a winning culture. Improvement in each of these areas should bolster our competitive edge and help us sustain our industry-leading performance over the long-term.

DIVERSIFIED GROWTH

Out of more than one million new single-family home sales in the U.S. in 2003, MDC garnered a greater share of the pie.



Our 2003 home orders increased 28 percent over 2002, while the total market was up less than half this amount. More importantly, MDC's share was divided among more markets than ever before. By the end of 2003, we had operating divisions in 13 states, while three years ago, we were operating in only six states. Our home market of Colorado represented only 20 percent of our total net home orders in 2003, compared with more than 40 percent three years ago.

The strength and geographic diversification of our home orders in 2003 demonstrate the success of our "three-pronged" growth strategy. First, we seek to expand in our existing markets by increasing the number of subdivisions we operate in each market. This approach, which has fueled most of our growth over the past 10 years, will be implemented in our new markets as they become fully operational.

Second, we consider opportunities to enter new markets on a start-up basis. For many of these new market entries, we hire a local manager to lead the new operation who is highly experienced in the marketplace, familiar with the business landscape and committed to training a team on MDC's practices. This strategy was successfully applied in 2002 with our entry into Dallas/Fort Worth, and we initiated similar start-ups in 2003 in Houston, San Antonio Chicago, Philadelphia / Delaware Valley and West Florida. This strategy has been very successful for establishing the Richmond American brand in these new markets, given our strong reputation in other areas of the country.

Finally, we continue to pursue opportunities to acquire the assets of smaller homebuilders as a means of expanding in our existing markets or entering new ones. We accomplished both in 2002 when we acquired assets from John Laing Homes for our existing Las Vegas and Northern Virginia operations, and in our new Salt Lake City market. In September of 2003, we acquired the assets of Crawford Homes in Jacksonville as a means of establishing an immediate, significant presence in that market. We expect this acquisition to contribute to our growth in 2004 as we seek to become a major builder in the Jacksonville area in the near future.

"MDC HAS OUTPERFORMED THE S&P 500 INDEX FOR EACH OF THE PAST FOUR YEARS."

OPERATIONAL EXCELLENCE

In 2003, we initiated a process to refine our operating model to become the most efficient homebuilder in the industry. Referred to as the "Power of One," we advanced our commitment to becoming one Company bound by a common set of business practices and standards of excellence, all of which are critical to the success of our continued growth. A variety of initiatives were put in place in 2003 as a result of this effort.

We reorganized our staff to provide a new regional level of leadership to support our operations and provide a better link to the corporate organization. Regional management for finance, marketing, merchandising, human resources, purchasing and other areas has improved the reporting structure and enhanced work quality, consistency and staff development throughout the Company.

The Company also focused on ways to control increases in costs of land, lumber and other building materials. By developing the capacity to negotiate contracts on a regional or national basis, we began to realize significant reductions in our hard costs, contributing to our record levels of home gross margins. We expect these efforts to contribute even more to our bottom line in 2004.

While our homebuyers appreciate the value and quality of design and workmanship for which Richmond American is known, during 2003 we went one step further by instituting "Richmond American Ready." This process was

Rating agency: STANDARD & POOR'S RATINGS SERVICES

"The ratings upgrade acknowledges the Company's very strong and comparatively transparent financial profile as well as its successful efforts to diversify homebuilding operations beyond its longstanding core Colorado markets… MDC's measured approach to expansion has allowed the Company to preserve its solid financial profile, which is characterized by strong cash flow protection measures and returns and modest leverage levels."

ANNOUNCED NOVEMBER 5, 2003 •

designed to ensure that all elements of our homes are complete at the time each home closes. As a "Power of One" initiative, MDC personnel delivered on this promise, improving our customer satisfaction scores across the country. Our success during our 26 years of building homes has taught us that satisfied customers who recommend us to their friends and family, or purchase a home from us for the second, third or even fourth time, are among our most valued assets.

Being able to sustain our rapid growth, integrate new operations, and continue to perform at the highest level requires us to place a high priority on training and developing our employees. To this end, in 2003, we formed MDC University, comprised of professionals experienced in performance management, leadership and technical skills training. MDC University introduced a number of core programs to our staff, including seminars in management, customer service, sales and construction. These training courses provide better tools for our employees in their current positions and prepare them for future opportunities. Most importantly, they strengthen our ability to attract and retain the best employees in the business.

MDC also introduced a "bench" program that facilitates the identification of internal candidates for open positions. Development plans have been created for managers and others with management potential, thereby increasing the depth of our Company's future leaders. In addition, a focused, internal recruitment effort has allowed us to bring more discipline to the manner in which we build our team.

ADVANCING A WINNING COMPANY CULTURE

This year, we implemented a number of people-focused initiatives to prepare our organization for the challenges created by our growth objectives. MDC has encouraged its employees to communicate openly and has advanced growth opportunities for its people. New employee-focused activities have been organized to involve our people in the business and enhance the sense of teamwork and loyalty to our Company. These activities also keep our staff informed, motivate them for continued accomplishment, and reward them for an excellent job. As a result of these efforts, our overall employee satisfaction rate has increased significantly.

Our impressive performance notwithstanding, at MDC, we are not content with satisfactory performance. We continue to strive for excellence in all areas of our business in order to maintain our position as an industry leader. While we remain conservative in our business practices, we realize that every day presents a new challenge, a new opportunity and new expectations in the marketplace. This optimistic attitude and commitment to excellence is what we are developing as a natural part of our Company's culture. Our employees support our customer satisfaction initiatives, purchasing strategies, processes to streamline construction and financing of our homes, and numerous other programs designed to improve operating efficiencies.

With our significant management ownership of almost 30 percent, MDC is committed to this industry for the long-term. Our approach to this business is based on long-term strategies. Considering our history of record-setting performance across-the-board, we are convinced that MDC is on the right path to continue to deliver excellent results well into the future.

"MDC IS ONE OF ONLY FIVE INVESTMENT GRADE COMPANIES IN THE ENTIRE INDUSTRY."

rating agency: FITCH RATINGS

"The rating action reflects the strong credit protection measures, solid free cash flow generation and balance sheet liquidity that results from its operating model... The Company has noticeably improved its capital structure, pursued conservative capitalization policies and has positioned itself to withstand a meaningful housing downturn... MDC has been active in improving homebuilding margins, return on capital, and to a lesser extent inventory turnover during the past five years, ranking near the top of its industry peer group with regard to most financial and operating metrics."

ANNOUNCED DECEMBER 22, 2003 •

FINANCIAL HIGHLIGHTS CONTINUED


$250
$200
$150
$100
$50
$0
$212
'01
'02
'03
NET INCOME


$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
$2,920
'01
'02
'03
REVENUES


12,000
10,000
8,000
6,000
4,000
2,000
0
11,211
'01
'02
'03
HOME CLOSINGS


$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
$7.00
'01
'02
'03
DILUTED EARNINGS PER SHARE


14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
12,630
'01
'02
'03
HOME ORDERS


$1,800
$1,500
$1,200
$900
$600
$300
$0
$1,600
'01
'02
'03
BACKLOG SALES VALUE


$1,200
$1,000
$800
$600
$400
$200
$0
$1,016
'01
'02
'03
STOCKHOLDERS' EQUITY


$40.00
$32.00
$24.00
$16.00
$8.00
$0.00
$34.40
'01
'02
'03
STOCKHOLDERS' EQUITY PER SHARE


0.30
0.25
0.20
0.15
0.10
0.05
0.00
.24
'01
'02
'03
NET DEBT-TO-CAPITAL


$1,000
$800
$600
$400
$200
$0
$779
'01
'02
'03
CASH & BORROWING CAPACITY


250
200
150
100
50
0
198
'01
'02
'03
ACTIVE SUBDIVISIONS


35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
28,602
'01
'02
'03
LOTS CONTROLLED

(Dollars in millions, except per share amounts)

CORPORATE INFORMATION

BOARD OF DIRECTORS

LARRY A. MIZEL
Chairman of the Board, Chief Executive Officer and a Member of the Legal Committee

DAVID D. MANDARICH
President, Chief Operating Officer and a Director

DAVID E. BLACKFORD
Director

STEVEN J. BORICK
Director, Chairman of the Compensation Committee and a Member of the Audit Committee

HERBERT T. BUCHWALD
Director and Member of the Audit, Compensation and Legal Committees

GILBERT GOLDSTEIN
Director and Chairman of the Legal Committee

WILLIAM B. KEMPER
Director, Chairman of the Audit Committee and Member of the Compensation Committee

OTHER CORPORATE OFFICERS

PARIS G. REECE III
Executive Vice President, Chief Financial Officer and Principal Accounting Officer

MICHAEL TOUFF
Senior Vice President and General Counsel

MARK S. DUKE
Senior Vice President, Chief Human Relations Officer

JOHN J. HEANEY
Senior Vice President and Treasurer

CHARLES P. SCHNEIDER
Senior Vice President

SHARON M. BROWN
Vice President – Human Resources

JUDITH E. CAHAN
Vice President Law – Real Estate

WILLIAM M. FLATLEY
Vice President and Controller

PENNY L. JOHNSON
Vice President – Marketing and Communications

KARLENE J. LACY
Vice President – Tax

RONALD A. MILZER
Vice President – Real Estate

PHILLIP M. NOWICK
Vice President – Corporate Development

MICHAEL D. PARKER
Vice President – Division Finance

SUSAN M. SORENSEN
Vice President – Training and Development

ROBERT E. WAGNER
Vice President – National Purchasing and Logistics

JOHN A. WILT
Vice President – Corporate Finance and Assistant Chief Financial Officer

JOSEPH H. FRETZ
Secretary and Corporate Counsel

HOMEBUILDING OFFICES

SOUTHWEST/MIDWEST REGION
President: Peter R. Thompson
Regional Office
3200 East Camelback Road, Suite 210
Phoenix, AZ 85018
602.224.3600

Division Offices
- Phoenix, AZ
- Tucson, AZ
- Chicago, IL
- Dallas, TX
- Houston, TX
- San Antonio, TX

SOUTHERN CALIFORNIA REGION
Regional Office
16845 Von Karman, Suite 100
Irvine, CA 92606
949.756.7373

Division Offices
- Irvine, CA
- Northridge, CA
- San Marcos, CA

COLORADO REGION
President: Thomas A. Zieske
Regional Office
One Greenwood Plaza
6550 South Greenwood Plaza Blvd.
Centennial, CO 80111
303.773.2727

Division Offices
- Colorado Springs, CO
- Denver, CO
- Longmont, CO

WESTERN REGION
President: Liesel Williams-Cooper
Regional Office
7250 West Peak Drive, Suite 212
Las Vegas, NV 89128
702.240.5600

Division Offices
- San Ramon, CA
- Sacramento, CA
- Las Vegas, NV
- Salt Lake City, UT

EASTERN REGION
President: Wayne R. Janzik
Regional Office
3701 East Pender Drive, Suite 200
Fairfax, VA 22030
703.352.0800

Division Offices
- Jacksonville, FL
- Tampa, FL
- Columbia, MD
- Exton, PA
- Fairfax, VA
- Manassas, VA

CORPORATE OFFICE

M.D.C. Holdings, Inc.
3600 South Yosemite Street, Suite 900
Denver, CO 80237
303.773.1100

MORTGAGE LENDING HEADQUARTERS

HomeAmerican Mortgage Corporation
7595 Technology Way, Building 4
Denver, CO 80237
303.773.1155

INSURANCE AND TITLE COMPANY OFFICES

American Home Insurance Agency, Inc.
7595 Technology Way, Building 4
Denver, CO 80237
303.804.6965

American Home Title and Escrow Company
8774 Yates Drive, Suite 140
Westminster, CO 80031
303.426.0990

TRANSFER AGENT

Continental Stock Transfer & Trust Company
2 Broadway
New York, NY 10004
212.509.4000

a cut above the rest...

RICHMONDAMERICAN.COM

PHOENIX, AZ • TUCSON, AZ • IRVINE, CA • LOS ANGELES, CA • SACRAMENTO, CA • SAN DIEGO, CA
SAN RAMON, CA • COLORADO SPRINGS, CO • DENVER, CO • LONGMONT, CO • JACKSONVILLE, FL
TAMPA, FL • CHICAGO, IL • COLUMBIA, MD • LAS VEGAS, NV • EXTON, PA • DALLAS, TX
HOUSTON, TX • SAN ANTONIO, TX • SALT LAKE CITY, UT • FAIRFAX, VA • MANASSAS, VA

RICHMOND · AMERICAN · HOMES · MDC ·

Building and Financing the American Dream®